

October 5, 2021

Ann Hand
Chief Executive Officer
Super League Gaming, Inc.
2912 Colorado Ave., Suite #203
Santa Monica, California 90404

>   **Re: Super League Gaming, Inc.**
>   **Form 10-K For the Fiscal Year Ended December 31, 2020**
>   **Filed March 19, 2021**
>   **File No. 001-38819**

Dear Ms. Hand:

We have reviewed your September 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Expenses, page 45

1. We note your response to prior comment 2. It appears that the information provided in the response on costs included in cost of revenues is the same description provided on page F-9 for costs included in technology platform and infrastructure costs. Please advise. Additionally, we note that you are a leading gaming community and content platform powered by patented, proprietary technology systems. Based on the nature of your operations, it appears that technology platform and infrastructure costs are essential to your business and without them, you would not be able to generate revenues. We note, however, that these costs appear to be significant in comparison to the amounts included in cost of revenues. Please tell us your basis for determining whether a cost is classified as cost of revenues or technology platform and infrastructure costs.

   You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services